Exhibit 99.1

Sandspring Resources Ltd. reports delineation of higher grade gold-copper mineralization corridor at Toroparu and reports drilling results that include 203 m of
1.74 g/t Gold and 0.4% Copper in TPD 237

September 20, 2011 -- SANDSPRING RESOURCES LTD. (SSP: TSX-V) ("Sandspring" or the "Company") is pleased to announce further results from its 2011 expansion and infill-drilling program at the Toroparu Gold-Copper Deposit in the Republic of Guyana, South America.

Sandspring reports the identification of distinct higher grade mineralized lenses with an east-west orientation and 45 degree plunge to the west within the main east domain of the Toroparu Gold - Copper Deposit. Drill results from drill holes TPD 237 and 237B confirm the presence and continuity of elevated gold and copper grades identified by recent infill drilling and improved geologic modeling of the Toroparu Resource that is being conducted in preparation for a pre-feasibility engineering study by SRK Consulting (US) Inc. in Q1, 2012. (Table 1).

Results from drill holes 237 and 237 B are the first results reported from a series of holes drilled both along strike and down plunge as well as holes drilled to cross-cut the mineralization, all specifically designed to confirm the extent and continuity of elevated grade of gold and copper along the orientation of these mineralized bodies (Table 1, Figures 1, 2, and 3).

Additionally, the Company is reporting results from exploration to the northwest of the currently defined resource area in holes TPD 224, 226, 228, 230, 233, 236, exploration to the southeast of the resource area in drill holes TPD 231, 232, and 235, step-out drill holes in 225, 227, 229, and 234, and in-fill holes in the main east domain drill holes TPD 237, and 237 B.

Table 1: Weighted Average Composite Grade Intervals, Holes TPD224-237B
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment
TPD229	199.50	217.50	18.00	0.53	0.28
TPD234	469.50	495.00	25.50	0.64	0.03
TPD237	0.00	203.00	203.00	1.74	0.40	Infill
Incl	67.50	69.00	1.50	13.90	1.46
and	87.00	88.50	1.50	22.30	4.66
and	156.00	159.00	3.00	22.10	1.88
and	178.50	180.00	1.50	12.30	1.18
and	199.50	201.00	1.50	15.00	1.04
TPD237B	0.00	81.00	81.00	1.76	0.22	Infill
Incl	75.00	81.00	6.00	27.90	0.45
	96.00	159.00	63.00	1.39	0.33
	166.50	181.50	15.00	0.65	0.27
	196.50	204.00	7.50	1.15	0.22
	208.50	214.50	6.00	0.31	0.05
*The uncapped values in TPD237 from 0.00 to 203.00m is Au 2.00 g/t and Cu 0.4% over 203m.
*The uncapped values in TPD237B from 0.00 to 81.00m is Au 2.95 g/t and Cu 0.22% over 81m.
*All intervals are reported as down-hole lengths and additional information is required to determine true widths.
* See Appendix 1for complete list of gold and copper intercept results

Figure 1: Plan View of Drill Hole Locations TPD 224-237B
 (overlay on current geologic model)

To view, "Figure 1: Plan View of Drill Hole Locations TPD 224-237B (Insert Link)

Figure 2: Longitudinal Section
(Mineralized Gold Lens > 1.5 g/t Au cut-off)

To view, "Figure 2: Longitudinal Section with Mineralized Gold Lens > 1.5 g/t Au cut off (Insert Link):

Figure 3: Longitudinal Section
(Mineralized Copper Shell > 0.1% Cu cut-off)

To view, "Figure 3: Longitudinal Section with Mineralized Copper Lens > 0.1% Cu cut off (Insert Link):

Werner Claessens, Vice President - Exploration states... ‟The additional drilling carried out in the first half of 2011 has improved modeling of the Toroparu Gold-Copper Deposit, which in turn has significantly increased our understanding of the geologic controls on gold and copper mineralization. The discovery of higher grade mineralization within the eastern part of the Toroparu Gold-Copper Deposit confirms the potential for significant improvement in resource grade as the program continues. We are quite confident that the resource will continue to strengthen with continued drilling into the prefeasibility study scheduled for the first quarter of 2012"

Results from Holes TPD 224-237B represent an additional 5,258 m of diamond core drilling within the Toroparu Gold-Copper Deposit area.  A total of 42,048 m of results have now been reported from the 2011 Drill Program; and a total of 111,764 m of results have now been reported from the Toroparu Gold-Copper Deposit to date.

Analytical testing and reporting of quantitative assays for the results reported in this press release was performed independently by Acme Analytical Laboratories Ltd. ("AcmeLabs"). AcmeLabs is an ISO9001: 2008 accredited laboratory. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo., Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Sandspring Resources Ltd. is a well-funded Canadian junior mining company currently in advanced exploration and prefeasibility assessment of the multi-million ounce Toroparu Gold-Copper Deposit in the Republic of Guyana. Visit Sandspring’s website at www.sandspringresources.com to view previous disclosure on the latest resource estimate (http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandsprings-NI-43-101-Compliant-Mineral-Resource-Update-for-the-Toroparu-Project-shows-32-increase-in-Measured--Indicated-/default.aspx) and Preliminary Economic Assessment for the Toroparu  Gold-Copper project (http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandspring-Announces-Positive-Preliminary-Economic-Assessment-for-Toroparu-Gold-Copper-Project-Annual-Production-for-First-F/default.aspx )

FOR FURTHER INFORMATION PLEASE CONTACT:
        Sandspring Resources Ltd.
        Investor Relations
        (720) 854-0104

Additional information on Sandspring can be viewed on SEDAR under the Company's profile at www.sedar.com or on Sandspring's website at www.sandspringresources.com.

This press release includes certain forward-looking statements concerning future performance and operations of the Company as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management at the time such statements are made. All forward-looking statements and information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company's successful advancement of the Toroparu Gold- Copper Deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company's landholdings, among other risks as described in our public filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Source: Sandspring Resources Ltd.

Appendix 1: Weighted Average Composite Grade Intervals, Holes TPD224-237B
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD224	165.00	166.50	1.50	1.26	0.00	Exploration
	264.00	265.50	1.50	0.95	0.00

TPD225	49.50	52.50	3.00	0.35	0.11	Exploration
	58.50	60.00	1.50	0.63	0.10
	94.50	99.00	4.5	0.50	0.04

TPD226	50.50	52.00	1.50	0.72	0.01	Exploration
	214.50	216.00	1.50	0.63	0.01

TPD227	2.50	5.50	3.00	1.03	0.01	Stepout
	11.50	13.00	1.50	1.45	0.02
	61.50	67.50	6.00	0.60	0.10
	76.50	81.00	4.50	0.56	0.07
	106.50	108.00	1.50	0.72	0.04
	117.00	120.00	3.00	0.76	0.01
	138.00	139.50	1.50	0.69	0.09

TPD228	46.00	49.00	3.00	0.47	0.00	Exploration
	85.50	87.00	1.50	1.21	0.00

TPD229	0.00	4.00	4.00	0.70	0.09	Stepout
	63.00	66.00	3.00	2.79	0.45
	168.00	169.50	1.50	0.50	0.40
	199.50	217.50	18.00	0.53	0.28
	222.00	229.50	7.50	0.59	0.23
	285.00	286.50	1.50	0.71	0.10
	307.50	310.50	3.00	0.56	0.06
	333.00	334.50	1.50	0.53	0.01
	345.00	346.50	1.50	0.59	0.04
	349.50	351.00	1.50	0.83	0.00
	430.50	435.00	4.50	4.30	0.01
Incl	430.50	432.00	1.50	298.90	0.01
	453.00	454.50	1.50	0.53	0.04
	477.00	481.50	4.50	3.59	0.01

TPD230	178.50	181.50	3.00	0.51	0.02	Exploration

TPD231	1.00	2.50	1.50	0.78	0.01	Exploration

TPD232	69.00	70.50	1.50	0.70	0.02	Exploration
	174.00	175.50	1.50	1.03	0.02

TPD233	133.50	136.50	3.00	0.51	0.07	Exploration

TPD234	0.00	4.00	4.00	0.82	0.05	Stepout
	211.50	213.00	1.50	0.83	0.42
	219.00	220.50	1.50	0.69	0.14
	373.50	375.00	1.50	0.51	0.03
	400.50	403.50	3.00	1.37	0.03
	430.50	444.00	13.50	0.35	0.03
	469.50	495.00	25.50	0.64	0.03

TPD235	391.50	393.00	1.50	3.11	0.00	Exploration

TPD236	19.00	22.00	3.00	1.04	0.01	Exploration
	271.00	274.00	3.00	0.88	0.06

TPD237	0.00	203.00	203.00	1.74	0.40	Infill
Incl	67.50	69.00	1.50	13.90	1.46
and	87.00	88.50	1.50	22.30	4.66
and	156.00	159.00	3.00	22.10	1.88
and	178.50	180.00	1.50	12.30	1.18
and	199.50	201.00	1.50	15.00	1.04

TPD237B	0.00	81.00	81.00	1.76	0.22	Infill
Incl	75.00	81.00	6.00	27.90	0.45
	96.00	159.00	63.00	1.39	0.33
	166.50	181.50	15.00	0.65	0.27
	196.50	204.00	7.50	1.15	0.22
	208.50	214.50	6.00	0.31	0.05

Appendix 1: Weighted Average Composite Grade Intervals, Holes TPD224-237B
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD224	165.00	166.50	1.50	1.26	0.00	Exploration
	264.00	265.50	1.50	0.95	0.00

TPD225	49.50	52.50	3.00	0.35	0.11	Exploration
	58.50	60.00	1.50	0.63	0.10
	94.50	99.00	4.5	0.50	0.04

TPD226	50.50	52.00	1.50	0.72	0.01	Exploration
	214.50	216.00	1.50	0.63	0.01

TPD227	2.50	5.50	3.00	1.03	0.01	Stepout
	11.50	13.00	1.50	1.45	0.02
	61.50	67.50	6.00	0.60	0.10

	76.50	81.00	4.50	0.56	0.07
	106.50	108.00	1.50	0.72	0.04
	117.00	120.00	3.00	0.76	0.01
	138.00	139.50	1.50	0.69	0.09

TPD228	46.00	49.00	3.00	0.47	0.00	Exploration
	85.50	87.00	1.50	1.21	0.00

TPD229	0.00	4.00	4.00	0.70	0.09	Stepout
	63.00	66.00	3.00	2.79	0.45
	168.00	169.50	1.50	0.50	0.40
	199.50	217.50	18.00	0.53	0.28
	222.00	229.50	7.50	0.59	0.23
	285.00	286.50	1.50	0.71	0.10
	307.50	310.50	3.00	0.56	0.06
	333.00	334.50	1.50	0.53	0.01
	345.00	346.50	1.50	0.59	0.04
	349.50	351.00	1.50	0.83	0.00
	430.50	435.00	4.50	4.30	0.01
Incl	430.50	432.00	1.50	298.90	0.01
	453.00	454.50	1.50	0.53	0.04
	477.00	481.50	4.50	3.59	0.01

TPD230	178.50	181.50	3.00	0.51	0.02	Exploration

TPD231	1.00	2.50	1.50	0.78	0.01	Exploration

TPD232	69.00	70.50	1.50	0.70	0.02	Exploration
	174.00	175.50	1.50	1.03	0.02

TPD233	133.50	136.50	3.00	0.51	0.07	Exploration

TPD234	0.00	4.00	4.00	0.82	0.05	Stepout
	211.50	213.00	1.50	0.83	0.42
	219.00	220.50	1.50	0.69	0.14
	373.50	375.00	1.50	0.51	0.03
	400.50	403.50	3.00	1.37	0.03
	430.50	444.00	13.50	0.35	0.03
	469.50	495.00	25.50	0.64	0.03

TPD235	391.50	393.00	1.50	3.11	0.00	Exploration

TPD236	19.00	22.00	3.00	1.04	0.01	Exploration
	271.00	274.00	3.00	0.88	0.06

TPD237	0.00	203.00	203.00	1.74	0.40	Infill
Incl	67.50	69.00	1.50	13.90	1.46
and	87.00	88.50	1.50	22.30	4.66

and	156.00	159.00	3.00	22.10	1.88
and	178.50	180.00	1.50	12.30	1.18
and	199.50	201.00	1.50	15.00	1.04

TPD237B	0.00	81.00	81.00	1.76	0.22	Infill
Incl	75.00	81.00	6.00	27.90	0.45
	96.00	159.00	63.00	1.39	0.33
	166.50	181.50	15.00	0.65	0.27
	196.50	204.00	7.50	1.15	0.22
	208.50	214.50	6.00	0.31	0.05

* High gold assay Infill intervals top-cut to 12.0g/t consistent with NI-43-101 resource model